Squire, Sanders & Dempsey L.L.P. 4900 Key Tower 127 Public Square Cleveland, OH 44114-1304 Office: +1.216.479.8500 Fax: +1.216.479.8780 Direct Dial: +1.216.479.8423 kwellman@ssd.com

July 5, 2005

Via Facsimile (202) 772-9206
John Zitko, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Fortress America Acquisition Corporation
Registration Statement on Form S-1
File No. 333-123504
Amendment No. 2 Filed June 3, 2005

Dear Mr. Zitko:

On behalf of Fortress America Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on March 23, 2005 and amended on April 8, 2005 and June 3, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and John Zitko of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated June 24, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

1.
In the event that the company has circulated a preliminary prospectus with respect to this offering, please advise the staff as to the views of each of the company and the underwriter(s) as to the need to recirculate a revised prospectus that reflects the revisions to the form of prospectus that have occurred since the original circulation of the preliminary prospectus.

John Zitko, Esq. Securities and Exchange Commission July 5, 2005 Page 2	Squire, Sanders & Dempsey L.L.P.

Response: The Company previously circulated a preliminary prospectus dated April 8, 2005 and will be recirculating a revised preliminary prospectus based on this Amendment prior to effectiveness.

2.
We note your response to comment three of our letter dated May 25, 2005. We did not calculate the average cost per share with the mistaken understanding that existing stockholders have conversion rights on their existing shares. We understand that existing shares will not be specifically eligible for the conversion feature or pro rata distribution, if it occurs. We are looking at this issue from the economic prospective and the average price existing shareholders pay for their “equity stake” in the company. Because existing stockholders received the initial shares at a minimal price, they would not be affected in the same proportion as public stockholders by exercising their conversion rights if they decide to do so on those shares for which such rights apply. For instance, existing stockholders will own 20% of the company after the offering due to their current holdings. If the existing stockholders purchased an additional 20% in the offering, and then decided to exercise their conversion rights with respect to that same 20% (which is essentially equal to the 19.99% limitation on conversion put into place), the existing stockholders would have effectively contributed $3.0071 per share to the company for their equity holdings in the company. Since the shares held by the existing stockholders are all economically fungible, their true economic weighted average cost of $3.00 per share is less than the conversion price of $5.38 per share and thus there is an incentive on the part of existing stockholders to exercise those conversion rights (with a spread in the amount of $2.38 per share converted) which does not exist in the case of the public stockholders. As such, we are still of the opinion that the prior comment regarding incentives and disincentives applies. Please revise the disclosure to discuss this.

Response: Although we believe this risk is so remote as to be immaterial, in response to this comment, the Company has added disclosure on page 7 and 31 of the Amendment that states that there also may be a corresponding incentive to the Company’s existing stockholders to exercise their conversion rights with respect to shares acquired in the open market after the consummation of this offering, if any, in light of the fact that the existing stockholders’ weighted average cost per share (taking into account the shares acquired for a nominal amount prior to the offering in addition to those securities purchased in the aftermarket, if any) will be significantly less than the amount payable upon the exercise of the conversion right ($5.38 per share). We note, that at the date of this prospectus, none of the existing stockholders currently intends to purchase the Company’s securities in the aftermarket.

3.
Please update the disclosure in the fourth risk factor. Your reference to the number of blank check companies and the amount of funds held in trust is no longer current. In addition, the risk factor should be revised to include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Please consult with your sources and revise as appropriate.

John Zitko, Esq. Securities and Exchange Commission July 5, 2005 Page 3	Squire, Sanders & Dempsey L.L.P.

Response: In response to this comment, we have updated the disclosure in the fourth risk factor based on publicly available information to reference the current number of similarly structured blank check companies that have completed initial public offerings, the number of companies in registration and the approximate amount of funds held in trust by those companies which will be seeking business combination transactions.

Please call the undersigned at (216) 479-8423 or James J. Maiwurm at (703) 720-7890 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Very truly yours,

/s/ Kristine M. Wellman

Kristine M. Wellman

Enclosures

cc:	Mr. Harvey L. Weiss
Mr. Jeffrey Schultz, Esq.